Exhibit 99.1

Gaotu Techedu Inc. Announces Effectiveness of Name Change

Beijing, June 4, 2021 – Gaotu Techedu Inc. (“Gaotu” or the “Company”) (NYSE: GOTU), a leading online K-12 large-class after-school tutoring service provider in China, today announced that it has changed its name from “GSX Techedu Inc.” to “Gaotu Techedu Inc.,” effective June 4, 2021. The American depositary shares of the Company, every three representing two Class A ordinary shares, par value US$0.0001 per share, will begin trading under the new corporate name on June 7, 2021.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. The Company offers K-12 courses covering all primary and secondary grades through the brand Gaotu K12 as well as foreign language, professional and admission courses through the brand Gaotu Professional. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

Gaotu Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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